EXHIBIT 21.1

Subsidiaries of Höegh LNG Partners LP

Subsidiary	Ownership Interest	Jurisdiction of Formation
Höegh LNG Partners Operating LLC	100%	Republic of the Marshall Islands
SRV Joint Gas Ltd.	50%	Cayman Islands
SRV Joint Gas Two Ltd.	50%	Cayman Islands
Höegh LNG Lampung Pte Ltd.	100%	Singapore
Höegh LNG Services Ltd.	100%	United Kingdom
PT Hoegh LNG Lampung	49%	Indonesia